UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from      to

Commission File Number 0-19357

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MONRO, INC.

401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MONRO, INC.

295 WOODCLIFF DRIVE, SUITE 202

FAIRPORT, NY 14450

MONRO, INC.

401(k) PLAN

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Page No.

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2024 and December 31, 2023	4

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2024	5

Notes to Financial Statements	6 - 10

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) – December 31, 2024	11

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Signature	12

Exhibit Index	13

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	14

Report of Independent Registered Public Accounting Firm

To the Plan Administrator, Benefits Committee and Plan Participants of the

Monro, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Monro, Inc. 401(k) Plan (the Plan) as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Freed Maxick P.C.

We have served as the Plan’s auditor since 2008.

Buffalo, New York

June 30, 2025

MONRO, INC.

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2024	2023
Assets
Investments, at fair value:
Shares of registered investment companies	$68,208,865	$65,184,893
Employer securities	846,398	930,770

Total investments, at fair value	69,055,263	66,115,663
Fully benefit-responsive income fund, at contract value	6,493,675	7,479,634

Total investments	75,548,938	73,595,297
Receivables:
Employer’s contributions	76,403	69,119
Participants’ contributions	198,955	183,503
Notes receivable from participants	1,591,286	1,606,219

Total receivables	1,866,644	1,858,841

Total assets	77,415,582	75,454,138
Liabilities
Accrued expenses	56,393	37,653

Net assets available for benefits	$77,359,189	$75,416,485

The accompanying notes are an integral part of the financial statements.

MONRO, INC.

401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2024
Additions to net assets attributed to:
Contributions:
Employer	$1,626,165
Participant	5,107,576
Rollover	985,748

Total contributions	7,719,489

Investment income:
Net appreciation in fair value of investments	6,836,221
Dividend income	2,504,066
Interest income	272,393

Total investment income	9,612,680

Total additions	17,332,169

Deductions from net assets attributed to:
Benefits paid to participants	15,211,193
Administrative expenses	178,272

Total deductions	15,389,465

Increase in net assets available for benefits	1,942,704
Net assets available for benefits:
Beginning of year	75,416,485

End of year	$77,359,189

The accompanying notes are an integral part of the financial statements.

MONRO, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

The following brief description of the Monro, Inc. 401(k) Plan (the “Plan”), is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

General

Monro, Inc. (the employer and Plan sponsor) (the “Company” or “Monro”) voluntarily contributes funds to provide for retirement, termination, disability and death benefits of plan participants. Substantially all employees of Monro, Inc. are eligible to become participants of the Plan upon hire. To participate, an employee must be 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may contribute from 1% to 50% of their annual pre-tax compensation. Participants may also contribute amounts representing rollovers from other qualified plans. Contributions are subject to certain limitations as required under the Internal Revenue Code. Participants who have attained age 50 or older during the plan year are eligible to make catch-up contributions.

The Company match is a fixed uniform rate of 50% of the first 6% of participant contributions. Catch-up contributions are not eligible for Company matching contributions. All active participants are eligible to receive the Company match, with no limit based on hours worked. Matching contributions are calculated and remitted each payroll period. Additionally, the Company may contribute to the Plan an additional amount, either in the form of a “Profit Sharing Contribution”, or in the form of an additional match on 401(k) participant contributions, at the sole discretion of the Board of Directors. For the year ended December 31, 2024, the Company did not make a “Profit Sharing Contribution”.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and (a) the Company’s matching contribution, (b) an allocation of the Company’s Profit Sharing contribution, if applicable, (c) Plan earnings and (d) charged with an allocation of administrative expenses. Plan earnings and administrative expense allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their own salary reduction contributions plus actual earnings thereon. Vesting in the Company 401(k) Matching Contribution portion of their accounts, plus actual earnings thereon, is based on years of service as defined in the Plan. A participant vests 25% at the end of his/her second year of service, and an additional 25% each year thereafter. Participants become 100% vested in the Company’s Profit Sharing Contributions at the end of five years of service with 25%, 50% and 75% vesting in years two, three and four, respectively.

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions and to pay administrative expenses of the Plan. Forfeited accounts used to reduce Company contributions and to pay administrative expenses amounted to approximately $279,700 for the year ended December 31, 2024. At December 31, 2024 and 2023, remaining forfeitures available to offset future contributions were approximately $64,300 and $31,900, respectively.

MONRO, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Notes Receivable from Participants

Participants may borrow from their 401(k) account in various amounts as specified by the Plan. Notes receivable must be a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. The terms for notes receivable range from one to five years, or up to ten years for the purchase of a primary residence. The notes receivable are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Benefits Committee. Principal and interest are paid ratably through payroll deductions. Notes receivable of approximately $1,060,400 and $1,118,000 were granted during the year ended December 31, 2024 and December 31, 2023, respectively.

Payment of Benefits

Upon retirement, termination of employment, death or disability, participants or their beneficiaries may elect to receive their account balances in a single sum or in equal annual, or more frequent installments over a period not to exceed the life expectancy of the participant or the joint life expectancy of the participant and his beneficiary. In-service distributions are also permitted when a participant attains age 59.5 or demonstrates financial hardship.

Administration

The Monro, Inc. Benefits Committee is solely responsible for the general administration of the Plan and carrying out the Plan provisions. The Benefits Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Company’s Board of Directors. The Company reserves the right, by action of the Board of Directors, to discontinue contributions and terminate the Plan at any time, subject to the provisions of ERISA. In the event of a termination of the Plan, each participant shall immediately become fully vested. The administrator, custodian and trustee of the Plan is Empower Trust Company, LLC (“Empower”).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Financial Statements of the Plan have been prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition

Investments are reported at fair value, with the exception of fully benefit-responsive investment contracts, which are reported at contract value (see Note 6). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Benefit Committee determines the Plan’s valuation policies utilizing information provided by the investment administrator, custodian and trustee. See Note 5 for discussion of fair value measurements.

The Plan presents, in the Statement of Changes in Net Assets, the net appreciation in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) of those investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are charged directly to the participants’ accounts when they are incurred. No allowance for credit losses has been recorded as of December 31, 2024 or 2023. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

MONRO, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

Contributions

Contributions from Plan participants and the matching contributions from the employer are recorded in the year in which the employee contributions are withheld from compensation.

Administrative Expenses

Plan expenses are primarily paid by the Plan. Expenses related to the administration of notes receivable from participants are charged directly to the participants’ account and are included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments.

Benefit Payments

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate and market risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amount reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Recently Issued Accounting Pronouncements

Recent accounting pronouncements issued by the Financial Accounting Standards Board (“FASB”) (including technical corrections to the FASB’s Accounting Standards Codification) did not, or are not, expected to have a material effect on the Plan’s financial statements.

Subsequent Events

The Plan Administrator has evaluated subsequent events through the date and time the financial statements were issued.

NOTE 3 - PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are invested in shares of registered investment companies and guaranteed income funds. The guaranteed income fund is managed by Empower, the Plan’s third-party administrator, custodian and trustee. Therefore, transactions with Empower qualify as party-in-interest transactions under ERISA. The Plan also invests in the Monro, Inc. Stock Fund. Monro is the Plan Sponsor, and therefore, these transactions qualify as party-in-interest. Certain administrative fees paid by the Plan such as legal, accounting, recordkeeping and investment advisor fees as well as participant loans qualify as party-in-interest transactions.

MONRO, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4 - FEDERAL INCOME TAX STATUS

The Plan uses a Prototype Non-standardized Profit Sharing Plan with CODA with Empower. The agreement has obtained an opinion letter from the Internal Revenue Service (“IRS”), which states that the document satisfies the applicable provisions of the Internal Revenue Code. The Plan has not received a determination letter from the IRS; however the Plan administrator and the Plan’s counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Internal Revenue Code and, therefore, believe that the Plan is qualified and the related trust is tax-exempt.

Additionally, GAAP requires Plan management to evaluate the tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain tax position that is more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and 2023, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 5 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The accounting standards related to fair value measurements include a hierarchy for information and valuations used in measuring fair value that is broken down into three levels based on reliability, as follows:

•	Level 1 valuations are based on quoted prices in active markets for identical instruments that the Plan has the ability to access.

•

Level 2 valuations are based on quoted prices for similar, but not identical, instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or other significant observable inputs besides quoted prices.

•	Level 3 valuations are based on information that is unobservable and significant to the overall fair value measurement.

A financial instrument’s categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2024 and 2023.

Employer Securities: These investments consist of common stock valued at the closing price reported on the active market on which the individual securities are traded.

Shares of Registered Investment Companies: Valued at the daily closing price as reported by the fund. Shares of registered investment options held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish daily net asset value (“NAV”) and to transact at that price. The shares of registered investment companies held by the Plan are deemed to be actively traded.

MONRO, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

The following tables set forth the Plan’s financial instruments measured at fair value as of December 31, 2024 and 2023.

		Fair Value Measurements at Reporting Date Using
Description	Total as of December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Financial Assets
Shares of registered investment companies	$68,208,865	$68,208,865	$–	$–
Employer securities	846,398	846,398	–	–

Investments at fair value	$69,055,263	$69,055,263	$–	$–

		Fair Value Measurements at Reporting Date Using
Description	Total as of December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Financial Assets
Shares of registered investment companies	$65,184,893	$65,184,893	$–	$–
Employer securities	930,770	930,770	–	–

Investments at fair value	$66,115,663	$66,115,663	$–	$–

NOTE 6 – INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan participates in an investment contract with Empower Annuity Insurance Company (“EAIC”) by investing in the Empower Annuity Guaranteed Income Fund. The principal investments underlying the guarantee are high-quality fixed income instruments mainly consisting of public bonds, commercial mortgages and private placement bonds, within a general account. The Guaranteed Income Fund is a group annuity contract issued by EAIC and is backed by the full faith and creditworthiness of the issuer. Guarantees are based on the claims-paying ability of EAIC and not on the value of the securities within the insurer’s general account. The credit rating of the issuer at December 31, 2024 was considered investment grade and there are no reserves against contract value for credit risk of the contract issuer or otherwise.

Only an event causing liquidity constraints at EAIC could limit the ability of the Plan to transact at the contract value to be paid within 90 days or, in rare circumstances, the contract value to be paid over time. There are not any events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than contract value to be paid either within 90 days or over time. The Fund is fully benefit responsive; therefore, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the Fund. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. As discussed in Note 1, the Plan considers this contract to be fully benefit-responsive. The Guaranteed Income Fund is included at its contract value in the statements of net assets available for benefits. The Guaranteed Income Fund does not operate like a mutual fund, variable annuity product, or conventional fixed rate individual annuity product. Under the group annuity contract that supports this product, participants may ordinarily direct a permitted withdrawal or transfer of all or a portion of their account balance at contract value, within reasonable timeframes.

MONRO, INC.

401(k) PLAN

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN # 16-0838627, Plan #001

December 31, 2024

(a)	(b)	(c)	(d)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value
	Fidelity	500 Index Fund	$10,683,734
	American Funds	2030 Target Date Retirement Fund	8,414,946
	American Funds	2035 Target Date Retirement Fund	7,487,976
*	Empower Annuity Insurance Company	Guaranteed Income Fund	6,493,675
	American Funds	2025 Target Date Retirement Fund	5,379,106
	American Funds	2045 Target Date Retirement Fund	5,009,547
	American Funds	2040 Target Date Retirement Fund	4,997,553
	J.P. Morgan Asset Management	Large Cap Growth	4,192,802
	American Funds	2050 Target Date Retirement Fund	3,683,218
	Vanguard	Small-Cap Index Fund	3,037,827
	J.P. Morgan Asset Management	Equity Income Fund	2,938,217
	American Funds	2020 Target Date Retirement Fund	2,295,458
	American Funds	2055 Target Date Retirement Fund	2,046,585
	Baird Asset Management	Core Plus Bond Fund	1,875,702
	Vanguard	International Growth Fund	1,809,124
*	Monro, Inc. 401(k) Plan	Notes Receivable from Participants**	1,591,286
	American Funds	2060 Target Date Retirement Fund	1,201,659
	Fidelity	Mid Cap Index Fund	987,443
*	Monro, Inc.	Monro Stock Fund	846,398
	American Funds	2065 Target Date Retirement Fund	655,940
	American Funds	2015 Target Date Retirement Fund	596,919
	Fidelity	International Index Fund	530,587
	American Funds	New World R6	247,598
	American Funds	2010 Target Date Retirement Fund	136,924

			$77,140,224

*	Denotes a party-in-interest
**	Interest rates of 4.25 – 9.50%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Monro, Inc., as Administrator, has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Monro, Inc.

AS ADMINISTRATOR OF

Monro, Inc. 401(k) Plan

DATE:	June 30, 2025	By	/s/ Brian J. D’Ambrosia
Brian J. D’Ambrosia
Executive Vice President-Finance,
Chief Financial Officer and Treasurer
(Principal Financial Officer and
Principal Accounting Officer)

EXHIBIT INDEX

Exhibit

23.1	Consent of Freed Maxick P.C., dated June 30, 2025.